FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3
to
ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2004

SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M. Michel Robitaille

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz, Jr.	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec

125 Broad Street	12 rue Saint-Louis

New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2004 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibit:

(99.6)	Excerpts from “2005-2006 Budget – Budget Speech”, April 21, 2005:

–	Summary of Consolidated Financial transactions 2004-2005 Fiscal Year,

–	Summary of Consolidated Financial transactions 2005-2006 Forecast,

–	Budgetary Revenue of the Consolidated Revenue Fund 2005-2006 Forecast,

–	Expenditure of the Consolidated Revenue Fund 2005-2006 Forecast,

–	Non-budgetary transactions 2005-2006 Forecast,

–	Financing transactions 2005-2006 Forecast.

(99.7)	Excerpt from Section 1 of “2005-2006 Budget – Budget Plan”, April 21, 2005:

–	Economic outlook for Québec (table 1.2) [Figures for 2004 are historical data and figures for 2005 and 2006 constitute forecasts].

(99.8)	Section 2 from “2005-2006 Budget – Budget Plan”, April 21, 2005:

–	The Government’s Budgetary and Financial Position in 2004-2005 and Public Sector Debt.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 3 to be signed on its behalf by its authorized agent.

QUÉBEC
By:	/s/ BERNARD TURGEON
	Name:	Bernard Turgeon
	Title:	Associate Deputy Minister of Finance

Date: April 27, 2005